SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 25)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 830137-10-5                13D/A
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No. 34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OR 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,500,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,500,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,600 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
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14    TYPE OF REPORTING PERSON*

      OO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 25 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, and as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended as follows:

      First Union purchased a total of 10,00 Shares on May 10, 2005 and May 11, 2005 for an aggregate purchase price of $120,000, which funds were provided from the working capital of First Union.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On May 18, 2005, First Union sent a letter to the shareholders of Sizeler addressing, among other things, certain statements made in Sizeler's Quarterly Report on Form 10-Q for the three month period ended March 31, 2005, and enclosing copies of First Union's press releases regarding its investment in Sizeler dated April 19, 2005 (filed as an Exhibit to Amendment No. 21 to the
13D), April 28, 2005 (filed as an Exhibit to Amendment No. 22 to the 13D), May 4, 2005 (filed as an Exhibit to Amendment No. 23 to the 13D) and May 5, 2005 (filed as an Exhibit to Amendment No. 24 to the 13D). A copy of the letter is attached hereto as Exhibit 20 and incorporated by this reference.

      In addition, although First Union's Amendment No. 22 to its 13D correctly attached its April 28, 2005 press release, it incorrectly referenced an April 19, 2005 press release in Item 4. Accordingly, the text of Item 4 set forth is in Amendment No. 22 is revised to read in its entirety as follows:

      On April 28, 2005, First Union issued a press release in which its Chairman and Chief Executive Officer, Michael L. Ashner who is also a proposed nominee of First Union for election as a director of Sizeler commented that First Union's legal actions caused Sizeler to finally set a time frame within which it will hold its annual meeting. A copy of the press release was attached hereto as Exhibit 17 to Amendment No. 22 and was incorporated by reference.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read as follows:

      (a) As of the close of business on May 17, 2005, First Union directly owned 1,500,600 Shares representing 7.2% of the total outstanding Shares. The foregoing is based upon 20,987,315 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10Q for the period ended March 31, 2005.

      (b) First Union has the sole power to vote and dispose of 1,500,600 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

      Date                              Number of Shares         Price Per Share

      May 10, 2005                              900                   12.00
      May 11, 2005                            9,100                   12.00

      (d)  Not applicable

      (e)  Not applicable

Item 7. Materials to be Filed as Exhibits.

      Exhibit 20. Letter from First Union to the shareholders of Sizeler dated May 18, 2005.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2005                           FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Michael L. Ashner
                                                  ------------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer